UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated August 27, 2007.

ABB sells Lummus Global to CB&I

•                  Sale in line with group strategy to focus on core activities in power and automation

•                  ABB’s core businesses continue to serve oil and gas, refining and petrochemical industries

Zurich, Switzerland, August 27, 2007 — ABB, the leading power and automation technology group, has agreed to sell its Lummus Global business to Chicago Bridge & Iron Company (CB&I) for an enterprise value of $ 950 million. The sale is subject to regulatory approvals and approval by CB&I’s shareholders.

Under the terms of the agreement, Netherlands-based CB&I will purchase the entire Lummus Global business. Lummus Global employs about 2,400 people and reported revenues of $988 million in 2006.

“The divestment of Lummus Global is the final milestone in our strategy of focusing on our highly successful core business in power and automation technology,” said Fred Kindle, ABB President and CEO. “At the same time, we are pleased that CB&I is taking over our Lummus Global business. They are an experienced engineering, procurement and construction company and are therefore in a very good position to further develop Lummus Global’s market activities and operations.”

In connection with the divestment of Lummus Global, ABB has discovered certain suspect payments in a number of countries. ABB reported these suspected payments to the U.S. Department of Justice (DoJ) and the Securities and Exchange Commission (SEC) and is fully cooperating with the authorities, while continuing its internal investigations and compliance reviews. ABB retains liability for potential fines and penalties.

In recent years, the ABB Group has been focusing on its strengths in power and automation technologies. ABB’s successful core automation and power businesses remain committed to the oil and gas sector and will maintain and develop their long-standing relationships with key customers.

Lummus Global is a leading provider of proprietary process technologies, project management and engineering, procurement and construction (EPC) management services to the upstream and downstream oil and gas, petrochemical and refining industries worldwide.

CB&I executes more than 500 projects each year and is one of the world’s leading engineering, procurement and construction (EPC) companies, specializing in projects for customers that produce, process, store and distribute the world’s natural resources.  With more than 60 locations and approximately 14,000 employees throughout the world, CB&I capitalizes on its global expertise and local knowledge to safely and reliably deliver projects virtually anywhere.  Information about CB&I is available at www.CBI.com.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 111,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel +41 43 317 7111
Tel: +41 43 317 6568	Sweden: Tel +46 21 325 719
Fax: +41 43 317 7958	USA: Tel +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: August 27, 2007	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and
Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel